UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

AIR TRANSPORT SERVICES GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00922R105

(CUSIP Number)

Red Mountain Capital Partners LLC

Attn: Willem Mesdag

10100 Santa Monica Boulevard, Suite 925

Los Angeles, California 90067

Telephone (310) 432-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 22, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00922R105	SCHEDULE 13D/A	PAGE 2 OF 12 PAGES

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Partners LLC	73-1726370
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*	AF (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 6,976,516 shares (See Item 5)
8. SHARED VOTING POWER None (See Item 5)
9. SOLE DISPOSITIVE POWER 6,976,516 shares (See Item 5)
10. SHARED DISPOSITIVE POWER None (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,976,516 shares (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0% (See Item 5)
14.	TYPE OF REPORTING PERSON* OO – Limited Liability Company

* See Instructions

CUSIP No. 00922R105	SCHEDULE 13D/A	PAGE 3 OF 12 PAGES

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Partners II, L.P	20-4117535
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*	WC (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) Delaware		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 3,800,368 shares (See Item 5)
8. SHARED VOTING POWER None (See Item 5)
9. SOLE DISPOSITIVE POWER 3,800,368 shares (See Item 5)
10. SHARED DISPOSITIVE POWER None (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,800,368 shares (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0% (See Item 5)
14.	TYPE OF REPORTING PERSON* PN – Limited Partnership

* See Instructions

CUSIP No. 00922R105	SCHEDULE 13D/A	PAGE 4 OF 12 PAGES

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Partners III, L.P.	20-5329858
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*	WC, OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 3,176,148 shares (See Item 5)
8. SHARED VOTING POWER None (See Item 5)
9. SOLE DISPOSITIVE POWER 3,176,148 shares (See Item 5)
10. SHARED DISPOSITIVE POWER None (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,176,148 shares (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0% (See Item 5)
14.	TYPE OF REPORTING PERSON* PN – Limited Partnership

* See Instructions

CUSIP No. 00922R105	SCHEDULE 13D/A	PAGE 5 OF 12 PAGES

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RMCP GP LLC	20-4442412
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*	AF (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 6,976,516 shares (See Item 5)
8. SHARED VOTING POWER None (See Item 5)
9. SOLE DISPOSITIVE POWER 6,976,516 shares (See Item 5)
10. SHARED DISPOSITIVE POWER None (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,976,516 shares (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0% (See Item 5)
14.	TYPE OF REPORTING PERSON* OO – Limited Liability Company

* See Instructions

CUSIP No. 00922R105	SCHEDULE 13D/A	PAGE 6 OF 12 PAGES

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Red Mountain Capital Management, Inc.	13-4057186
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*	AF (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 6,976,516 shares (See Item 5)
8. SHARED VOTING POWER None (See Item 5)
9. SOLE DISPOSITIVE POWER 6,976,516 shares (See Item 5)
10. SHARED DISPOSITIVE POWER None (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,976,516 shares (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0% (See Item 5)
14.	TYPE OF REPORTING PERSON* CO – Corporation

* See Instructions

CUSIP No. 00922R105	SCHEDULE 13D/A	PAGE 7 OF 12 PAGES

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Willem Mesdag
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*	AF (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 6,976,516 shares (See Item 5)
8. SHARED VOTING POWER None (See Item 5)
9. SOLE DISPOSITIVE POWER 6,976,516 shares (See Item 5)
10. SHARED DISPOSITIVE POWER None (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,976,516 shares (See Item 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0% (See Item 5)
14.	TYPE OF REPORTING PERSON* IN – Individual

* See Instructions

CUSIP No. 00922R105	SCHEDULE 13D/A	PAGE 8 OF 12 PAGES

This Amendment No. 6 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 20, 2006, as amended by Amendment No. 1 thereto, filed with the SEC on September 24, 2007, Amendment No. 2 thereto, filed with the SEC on February 7, 2008, Amendment No. 3 thereto, filed with the SEC on December 3, 2008, Amendment No. 4 thereto, filed with the SEC on January 6, 2009, and Amendment No. 5 thereto, filed with the SEC on February 3, 2009 (together, this “Schedule 13D”), by (i) Red Mountain Capital Partners LLC, a Delaware limited liability company (“RMCP LLC”), (ii) Red Mountain Capital Partners II, L.P., a Delaware limited partnership (“RMCP II”), (iii) Red Mountain Capital Partners III, L.P., a Delaware limited partnership (“RMCP III”), (iv) RMCP GP LLC, a Delaware limited liability company (“RMCP GP”), (v) Red Mountain Capital Management, Inc., a Delaware corporation (“RMCM”), and (vi) Willem Mesdag, a natural person and citizen of the United States of America, with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Air Transport Services Group, Inc., a Delaware corporation (“ATSG”), formerly known as ABX Holdings, Inc. and ABX Air, Inc. RMCP LLC, RMCP II, RMCP III and RMCP GP are sometimes collectively referred to herein as “Red Mountain.” Red Mountain, RMCM and Mr. Mesdag are sometimes collectively referred to herein as the “Reporting Persons.” The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 6) shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and 5(b) of this Schedule 13D are hereby amended and restated as follows:

(a)-(b)

RMCP II beneficially owns, in the aggregate, 3,800,368 shares of Common Stock, which represent approximately 6.0% of the outstanding Common Stock. (1) RMCP II has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 3,800,368 shares of Common Stock.

RMCP III beneficially owns, in the aggregate, 3,176,148 shares of Common Stock, which represent approximately 5.0% of the outstanding Common Stock. RMCP III has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 3,176,148 shares of Common Stock.

The shares of Common Stock beneficially owned by RMCP II and RMCP III, when aggregated together, total 6,976,516 shares, which represent approximately 11.0% of the outstanding Common Stock.

Because each of RMCP GP, RMCP LLC, RMCM and Mr. Mesdag may be deemed to control RMCP II and RMCP III, each of RMCP GP, RMCP LLC, RMCM and Mr. Mesdag may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition of, all of the Common Stock beneficially owned by RMCP II and RMCP III.

Other than shares of Common Stock beneficially owned by RMCP II or RMCP III, none of the Reporting Persons or J. Christopher Teets may be deemed to beneficially own any shares of Common Stock.

Each of RMCP LLC, RMCP II, RMCP III and RMCP GP affirms membership in a group with each other but disclaims membership in a group with RMCM or Mr. Mesdag. Each of RMCM and Mr. Mesdag disclaims membership in a group with any person.

(1)     All calculations of percentage ownership in this Schedule 13D are based on approximately 63,293,234 shares of Common Stock estimated to be issued and outstanding as of May 11, 2009, as reported in the Quarterly Report on Form 10-Q for the Quarterly Period ended March 31, 2009, which was filed by ATSG with the SEC on May 11, 2009.

CUSIP No. 00922R105	SCHEDULE 13D/A	PAGE 9 OF 12 PAGES

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock that such Reporting Person may be deemed to beneficially own. Without limiting the foregoing sentence, each of RMCM and Mr. Mesdag disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D. In addition, the filing of this Schedule 13D shall not be construed as an admission that any partner, member, director, officer or affiliate of any Reporting Person is the beneficial owner of any of the shares of Common Stock that such partner, member, director, officer or affiliate may be deemed to beneficially own. Without limiting the foregoing sentence, Mr. Teets disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D.

Item 5(c) of this Schedule 13D is hereby amended to add the following information:

(c)	The following table lists all transactions in Common Stock effected during the past sixty days by RMCP II. All such transactions were effected on the open market.

Shares of Common Stock Purchased	Average Price per Share	Date of Purchase
300,000	$1.0035	5/20/2009
247,900	$1.0283	5/21/2009
99,600	$1.0721	5/22/2009

CUSIP No. 00922R105	SCHEDULE 13D/A	PAGE 10 OF 12 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2009

RED MOUNTAIN CAPITAL PARTNERS LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RED MOUNTAIN CAPITAL PARTNERS II, L.P.

By:	RMCP GP LLC, its general partner

/s/ Willem Mesdag
	By:	Willem Mesdag
	Title:	Authorized Signatory

RED MOUNTAIN CAPITAL PARTNERS III, L.P.

By:	RMCP GP LLC, its general partner

/s/ Willem Mesdag
	By:	Willem Mesdag
	Title:	Authorized Signatory

RMCP GP LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

CUSIP No. 00922R105	SCHEDULE 13D/A	PAGE 11 OF 12 PAGES

RED MOUNTAIN CAPITAL MANAGEMENT, INC.

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	President

WILLEM MESDAG

/s/ Willem Mesdag

CUSIP No. 00922R105	SCHEDULE 13D/A	PAGE 12 OF 12 PAGES

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

1	Joint Filing Agreement, dated as of November 20, 2006, by and among the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons with the SEC on November 20, 2006).

2	Letter, dated as of September 24, 2007, from Red Mountain Capital Partners LLC to the board of directors of ABX Air, Inc. (incorporated by reference to Exhibit 2 to the Amendment No. 1 to this Schedule 13D filed by the Reporting Persons with the SEC on September 24, 2007).

3	Confidentiality and Standstill Agreement, dated as of February 6, 2008, by and between ABX Holdings, Inc. and Red Mountain Capital Partners LLC (incorporated by reference to Exhibit 3 to the Amendment No. 2 to this Schedule 13D filed by the Reporting Persons with the SEC on February 7, 2008).

4	Confidentiality and Standstill Agreement, dated as of February 2, 2009, by and between Air Transport Services Group, Inc. and Red Mountain Capital Partners LLC (incorporated by reference to Exhibit 4 to the Amendment No. 5 to this Schedule 13D filed by the Reporting Persons with the SEC on February 3, 2009).